Altisource Issues Open Letter to Fellow Shareholders of Front Yard Residential Corporation
Incumbent nominees Rochelle Dobbs and George McDowell must be held accountable for RESI’s governance failures and history of underperformance
RESI shareholders should be concerned by the Board’s recent actions which risk disenfranchising shareholders and limiting meaningful shareholder participation
Altisource intends to WITHHOLD votes for directors Rochelle Dobbs and George McDowell and to vote AGAINST the advisory proposal to approve the compensation for RESI’s named executive officers at the June 22, 2020 Annual Meeting of Shareholders
Altisource Portfolio Solutions S.A. (“Altisource”) (NASDAQ: ASPS), a leading provider and marketplace for the real estate and mortgage industries and a significant shareholder of Front Yard Residential Corporation (the “Company” or “RESI”) (NYSE: RESI), today issued the following open letter to RESI shareholders criticizing the Company’s decision to schedule a fast-tracked annual meeting of shareholders and announcing its intention to vote “Withhold” against directors Rochelle R. Dobbs and George W. McDowell (both of whom we believe are conflicted) and to vote “Against” the advisory proposal to approve the compensation of RESI’s named executive officers at the Company's upcoming annual meeting scheduled to be held on June 22, 2020. The full text of the letter follows:
June 8, 2020
Dear Fellow RESI Shareholders:
Altisource is a long-term holder of more than 5% of RESI’s outstanding shares and has been supportive of management since Altisource established and separated via spinoff RESI in 2012. Our support included acquiring a position in RESI to assist in its defense against a dissident proxy contest in early 2016. As a shareholder, Altisource continued to provide strong support to RESI for several years, including most recently when we agreed to lock up our shares and commit to vote in favor of the now terminated merger with Amherst Residential, LLC (“Amherst”).
Like other shareholders who voted in favor of the merger at the special meeting of shareholders on April 27, 2020, we were shocked to learn of the Board of Directors’ unexpected and still unexplained decision to voluntarily terminate the merger on May 4, 2020. Together with all RESI shareholders, we suffered substantial destruction of shareholder value due to the Board’s actions.
We think it is important to share with our fellow shareholders the rationale for Altisource’s decision to vote WITHHOLD on Rochelle R. Dobbs and George W. McDowell, two of the directors standing for election at the upcoming 2020 annual meeting of shareholders, and to vote AGAINST the advisory proposal to approve the compensation for RESI’s named executive officers.

We believe that these incumbent nominees should be held accountable for:

•	RESI’s voluntary termination of the merger with Amherst without explanation

•	RESI's efforts to fast track the 2020 annual meeting, an apparent attempt to stifle shareholder opposition and frustrate meaningful shareholder participation

•	RESI's history of underperformance and failure to successfully implement its strategy to improve its financial performance

•
RESI’s payment of cash and equity based compensation to executive management when its external manager is already responsible for the compensation of RESI’s executive management and RESI’s costs are already bloated and out of line with its scale of operations

RESI’s fast-tracked 2020 Annual Meeting frustrates meaningful shareholder participation and seeks to entrench the incumbent Board
We believe RESI fast tracked its 2020 annual meeting for the simple reason that the Board cares more about entrenching the incumbent directors than sound corporate governance and meaningful shareholder participation.
On April 27th, at the recommendation of the RESI Board, shareholders overwhelmingly approved the Amherst merger. A mere one week later, on May 4th, without any prior indication of trouble, RESI voluntarily terminated the merger, destroying significant shareholder value in the process. Incredibly, rather than addressing directly with shareholders its rationale for voluntarily terminating the merger, RESI began a race to schedule the annual shareholder meeting by June 22nd. What was the reason for the Board’s misguided focus on scheduling the annual meeting, rather than taking the effort to explain to shareholders the reasons for the massive loss of value they had just experienced? The answer is simple - a meeting held on June 23rd or later would require the Company to entertain shareholder proposals and nominees for the Board. By scheduling the meeting for June 22nd, the Board members could protect their positions and insulate themselves from shareholders.
We believe RESI undertook its plan to fast track the meeting and frustrate shareholder participation by initiating an important step, a legally required brokers’ search of shareholders who beneficially own shares in street name through their brokers, on May 6th. This action is required to be taken 20 business days prior to the meeting date. We believe RESI violated SEC requirements by, as we understand, undertaking this action 19 business days prior to the June 22nd meeting date. The purpose of the 20-business day requirement is to ensure that all shareholders are identified and given a chance to participate in the meeting. RESI’s breach of this legal obligation is not a mere technical failure. Given the seriously compressed timelines of the RESI meeting, RESI’s action could very well disenfranchise RESI shareholders. The Board, under the leadership of Chair Rochelle R. Dobbs, apparently concluded that protecting its position was more important than identifying shareholders.
By racing to schedule the annual meeting for June 22nd, a mere 19 days following the June 3rd record date, RESI’s Board also blatantly disregarded the New York Stock Exchange’s recommendation that there be at least a minimum of 30 days between the record and meeting dates to give ample time for the solicitation of proxies. Leaving aside potential delays due to COVID-19 disruptions, as a practical matter, the Company at best will have 14 days prior the meeting date to commence and complete the mailing of proxy materials to street name holders.

We believe that the fervor of RESI’s Board to hold the meeting by June 22nd was so great that it apparently drove the Company to file a defective definitive proxy statement on May 28th - prior to the June 3rd record date - that we believe is devoid of such basic information as the number of outstanding shares entitled to vote at the meeting. The priorities evidenced by this action of the RESI Board, under the leadership of Ms. Dobbs, are apparent and those priorities do not include shareholder participation and good corporate governance.
RESI’s fast tracked timeline clearly shows shareholder disenfranchisement
The diagram below demonstrates the disenfranchising impact of RESI’s irregular and truncated timeline.
According to Broadridge Financial Solutions, delivery times for Standard Mail U.S. Postal Service averages 7 to 10 business days (but can take 3 weeks or more), which means that if RESI’s proxy materials are mailed out on June 8th, shareholders will receive them a mere 2 to 5 days before the June 22nd meeting date, or potentially well after the meeting date.
It is likely that many shareholders will fail to receive the materials prior to the meeting; those that have the good fortune to receive the materials prior to the meeting will have as little as two weekend days to review them and vote their shares. This is not the action of a Board that cares about sound corporate governance; rather it is the action of a Board that willingly risks disenfranchising shareholders and suppressing shareholder participation for what appears to be the selfish benefit of the directors’ continued incumbency.

Appearance of conflicts of interest compromise the objectivity of directors of Rochelle Dobbs and George McDowell
We believe that the appearance of conflicts of interest between RESI’s CEO, George G. Ellison, Ms. Dobbs and Mr. McDowell exacerbate the indifference that the Board demonstrates toward sound corporate governance practices. The director biographies available on RESI’s website highlight the long-standing relationships among Mr. Ellison, Ms. Dobbs and Mr. McDowell dating back to the time when all three were executives at Bank of America/Bank of America Merrill Lynch (“BAML”). We believe that Mr. Ellison was the catalyst for the nomination of his former BAML colleagues for election to RESI’s Board; they owe their directorships to Mr. Ellison, yet serve as two out of the three members of the compensation committee responsible for determining the unwarranted additional compensation payable to him, as well as other executives. We are concerned that this appearance of conflicts of interest compromises the objectivity and loyalty of these two directors. These concerns are manifest in the Board’s failure to explain the reasons for the voluntary termination of the merger with Amherst, approval of compensation for executives despite RESI’s external manager being responsible for executive compensation, decision to fast-track the annual meeting and inability to successfully implement its strategy to improve financial performance.
RESI’s bloated cost structure and lack of viable strategy risk further value destruction
RESI’s failed merger, bloated cost structure, minimal to no funds from operations (“FFO”), suspension of the dividend and historical decline in book value demonstrate the need for a significant change in strategy and leadership. We do not believe the Company’s nominees are capable of acting as agents of badly needed change on behalf of shareholders. History shows that the Board and executive management lack the commitment to undertake cost reduction and other measures essential to improving the Company’s financial performance.
RESI failed to scale in a manner that could justify its existing cost structure, while also failing to reduce costs to align with its current asset base. An example of what appears to us as financial mismanagement was the Board’s recent decision to pay cash and equity bonuses to senior executives. RESI’s executives are employees of and compensated by Altisource Asset Management (“AAMC”), RESI’s external manager. The management fee paid by RESI to AAMC covers compensation and bonuses for these executives (excluding the dedicated compliance and legal officer). There is no reason for RESI to pay additional bonuses or other compensation to executives, particularly in light of its bloated cost structure. In our view, the RESI Board failed in its obligations to shareholders by essentially paying these executives twice.
Given RESI’s voluntary termination of the merger with Amherst, and in our view, its history of poor management decisions and lagging performance, it is clear that a significant strategic change is required. To realize shareholder value, we strongly believe that RESI needs to undertake a further strategic review to sell its real estate assets on a one-by-one basis, as the alternatives to this strategy are less likely to achieve the same value for RESI shareholders.1

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1 For homes in certain portfolios, it may make more economic sense to sell the homes on a portfolio basis to reduce pre-payment penalties associated with the financing for the applicable portfolio(s).

RESI is unlikely to attract another buyer of the Company or timely increase the share price as a standalone Company to an amount that exceeds the per share value of the net assets or the $12.50 per share failed merger transaction price.

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RESI stated on numerous earnings calls in 2017 and 2018 that RESI’s equity had a value between $16 and $20 per share, or within such range, based upon its estimate of the fair value of its portfolio of homes.

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RESI regularly discloses home price appreciation for its top twenty markets along with the investments it has made in those markets, implying that the net asset value of the homes is significantly higher than the book value of these investments.

◦	RESI asserts that its real estate portfolio has significantly appreciated in value and the value of its net assets greatly exceeds the current price of RESI’s equity.

◦	Based on our experience with selling homes similar to those in RESI’s portfolio, we believe that there could be a strong market for these assets if sold on an individual basis.

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RESI’s organized process to sell the Company had a very limited number of bidders, and competing offers for RESI were lower than Amherst’s failed merger transaction price and its disclosed net asset value, making it unlikely that RESI will be able to sell the Company at an attractive price in the foreseeable future.

◦	RESI has limited to no FFO, likely restricting the prospective buyer pool to those that can benefit from tremendous cost synergies.

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There are an extremely limited number of potential buyers that operate a single family rental business with scale sufficient to absorb RESI in its entirety and realize the necessary cost synergies to improve the Company’s performance.

◦	Potential public company REIT buyers appear to focus their portfolios on newer and more expensive homes, making RESI and its portfolio likely to be an unattractive acquisition option.

◦	Given the terminated merger transaction and RESI’s share price trading at a depressed ~$8.90 per share, RESI is likely to attract only opportunistic buyers that smell blood in the water.

◦	These factors combine to limit potential bidders and price competition.

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Even if over time RESI were able to substantially reduce its costs and improve its financial performance, despite its history of poor financial performance, given RESI’s dividend suspension and the time value of money, RESI is not likely to generate more proceeds on a present value basis from a future Company sale than selling the homes on a one-by-one basis.

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As a stand-alone company, we do not anticipate that the RESI share value will appreciate to a level commensurate with its disclosed net asset value or the failed merger transaction price in the foreseeable future.

◦	RESI has limited to no FFO due to its bloated cost structure and lack of scale.

◦	RESI suspended the dividend reducing its pool of potential shareholders.

◦	RESI’s leverage ratio appears to be higher than other publicly traded single family rental peers making it difficult to raise debt to acquire additional homes and achieve scale.

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RESI’s shares are trading at a meaningful discount to the fair value of its net assets as disclosed by RESI rendering as value destroying any effort to raise equity to acquire additional homes and achieve scale.

We therefore believe that RESI should act to monetize the fair value of its real estate portfolio by updating its strategic review to further evaluate promptly liquidating these assets on a one-by-one basis to real estate investors and/or owner occupants2, and distributing the net proceeds to shareholders after retirement of debt and payment of transaction and wind down costs.
Conclusion
We have written to the Board to voice our frustrations regarding its actions in scheduling the annual meeting, but received only a cursory and inadequate response, which further shows that this Board is seriously tone deaf to the concerns of shareholders. Past failures and disappointing performance do not give us confidence that the Company’s incumbent Board or executive management are capable of engineering a meaningful increase in shareholder value. We simply will not countenance the Board’s actions and failures, and will vote “Withhold” against the apparently conflicted directors at the annual meeting and will vote “Against” the advisory proposal to approve the compensation of RESI’s named executive officers. We urge our fellow shareholders to do the same in order to clearly communicate the message that the Board will be held accountable for its failure to preserve the shareholder franchise and enhance shareholder value.
Very truly yours,
William B. Shepro
Chief Executive Officer

About Altisource®
Altisource Portfolio Solutions S.A. (NASDAQ: ASPS) is an integrated service provider and marketplace for the real estate and mortgage industries. Combining operational excellence with a suite of innovative services and technologies, Altisource helps solve the demands of the ever-changing markets we serve. Additional information is available at www.altisource.com.
Investor Contact:
MacKenzie Partners, Inc.
Bob Marese/David Whissel
+1 (212) 929-5500
proxy@mackenziepartners.com

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Altisource Portfolio Solutions S.A. (“Altisource”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Altisource.
PLEASE NOTE: Altisource is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

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2 Except where, as noted above, portfolio based sales make economic sense to reduce applicable financing pre-payment penalties.